Exhibit 5.2

[Letterhead of Wachtell, Lipton, Rosen & Katz]

November 10, 2025

Lincoln National Corporation

150 N. Radnor Chester Road

Radnor, PA 19087

Re: Lincoln National Corporation – Senior Notes

Ladies and Gentlemen:

We have acted as special counsel to Lincoln National Corporation, an Indiana corporation (the “Company”), in connection with the sale to the Underwriters (as defined below) by the Company of an aggregate of $500,000,000 principal amount of the Company’s 5.350% Senior Notes due 2035 (the “Notes”) pursuant to the terms of the Underwriting Agreement, dated November 3, 2025 (the “Underwriting Agreement”), between the Company and Goldman Sachs & Co. LLC, BofA Securities, Inc., HSBC Securities (USA) Inc., PNC Capital Markets LLC and Wells Fargo Securities, LLC, as representatives of the several underwriters listed in Schedule I thereto (collectively, the “Underwriters”). The Notes will be issued pursuant to the Senior Indenture, dated as of March 10, 2009, as amended by the First Supplemental Indenture, dated as of August 18, 2020 (as so amended, the “Indenture”), in each case between the Company and The Bank of New York Mellon, as trustee (the “Trustee”), as supplemented pursuant to the resolutions of the Company’s Chief Executive Officer, dated November 3, 2025, and the resolutions of the Company’s Chief Financial Officer, dated November 3, 2025 (together, the “Resolutions”). All capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Underwriting Agreement.

In our capacity as special counsel to the Company, we have examined (i) the Registration Statement on Form S-3 (File No. 333-270000) filed by the Company with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”), relating, in part, to the registration of the Notes, (ii) the prospectus of the Company, dated February 24, 2023 (the “Base Prospectus”), as supplemented by the prospectus supplement, dated November 3, 2025, relating to the Notes, as filed in final form with the Commission on November 5, 2025, pursuant to Rule 424(b)(5) under the Act (such Base Prospectus and prospectus supplement, the “Prospectus”), (iii) the free writing prospectus relating to the Notes, dated November 3, 2025 and filed with the Commission pursuant to Rule 433 under the Act, (iv) the Underwriting Agreement, (v) the Indenture, (vi) the Resolutions, (vii) a copy of the global security representing the Notes, (viii) a copy of the Restated Articles of Incorporation of the Company certified by the Secretary of State of the State of Indiana, (ix) a copy of the Amended and Restated Bylaws of the Company certified by the Secretary of the Company and (x) such other corporate records, certificates and other documents that we have deemed necessary or appropriate for purposes of rendering this letter.

In such examination, we have also assumed, without inquiry, the legal capacity of all natural persons, the genuineness of all signatures on all documents examined by us, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as copies and the authenticity of the originals of such latter documents. We have also assumed that the books and records of the Company are maintained in accordance with proper corporate procedures and, as to certain factual matters relevant to this opinion, have relied upon the representations, warranties and statements made in originals or copies, certified or otherwise identified to our satisfaction, of such records, agreements, documents and instruments, including certificates or comparable documents of officers of the Company and of public officials, as we have deemed appropriate as a basis for the opinion hereinafter set forth. We have also relied upon the opinion, dated November 10, 2025, of Eric B. Wilmer, Assistant Vice President and Senior Counsel of the Company, which opinion is being filed as Exhibit 5.1 to the Company’s Current Report on Form 8-K, dated November 10, 2025, with respect to matters of Indiana law. We have not made any independent investigation in rendering this opinion other than the examination described above, and our opinion is therefore qualified in all respects by the scope thereof.

Based upon and subject to the foregoing, and subject to the further limitations, qualifications and assumptions stated in this letter, it is our opinion that the Notes, when duly executed, authenticated, issued, delivered and paid for in accordance with the terms of the Indenture (including the provisions of the Resolutions which supplement the Indenture) and the Underwriting Agreement, will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms.

The opinion set forth above is subject to the effects of (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting the enforcement of creditors’ rights generally, (ii) general equitable principles (whether considered in a proceeding in equity or at law) and (iii) an implied covenant of good faith and fair dealing.

We express no opinion as to whether, or the extent to which, the laws of any particular jurisdiction apply to the subject matter hereof, including, without limitation, the enforceability of the governing law provision contained in any Notes or in any agreement and we express no opinion as to the enforceability of any indemnification or contribution provisions contained in any agreement insofar as enforcement of these provisions may be limited by applicable federal securities laws or principles of public policy.

We are members of the Bar of the State of New York. This opinion is limited to the laws of the State of New York and the federal securities laws of the United States, and we express no opinion as to the effect on the matters covered by this opinion of the laws of any other jurisdiction.

We hereby consent to the filing of this opinion as Exhibit 5.2 to the Company’s Current Report on Form 8-K, dated November 10, 2025, and to the reference to us under the caption “Validity of Notes” in the Prospectus that forms a part of the Registration Statement. In giving such consent, we do not thereby admit that we are an expert within the meaning of Section 7 of the Act. We assume no obligation to advise the Company or any other person, or to make any investigations, as to any legal developments or factual matters arising subsequent to the date hereof that might affect the opinions expressed herein.

Very truly yours, /s/ Wachtell, Lipton, Rosen & Katz Wachtell, Lipton, Rosen & Katz